                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

/X/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the period ended December 31, 1997

                                      or

/ /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from          to
                                    --------    -------

                            Commission file number:
                                    0-14643

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                         KENT ELECTRONICS CORPORATION
                             1111 Gillingham Lane
                            Sugar Land, Texas 77478

                               TABLE OF CONTENTS
                               -----------------

                                                        Page
                                                        ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS...      3

FINANCIAL STATEMENTS

   STATEMENTS OF NET ASSETS AVAILABLE FOR
     PLAN BENEFITS...................................      5

   STATEMENTS OF CHANGES IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS.....................      6

   NOTES TO FINANCIAL STATEMENTS.....................      7

SUPPLEMENTAL SCHEDULES

   ASSETS HELD FOR INVESTMENT........................     17

   TRANSACTIONS IN EXCESS OF FIVE PERCENT OF FAIR
     VALUE OF PLAN ASSETS............................     18


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
              --------------------------------------------------



To the Plan Committee
of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust


   We have audited the accompanying statements of net assets available for plan benefits of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Houston, Texas
June 19, 1998

                         KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 December 31,



                                                          1997          1996
                                                       -----------   -----------
ASSETS
 Investments:
  At fair value
   Cash equivalents                                    $   214,973   $   337,732
   Corporate stocks                                     15,528,758    16,431,204
   Mutual funds                                          4,795,494     2,009,434
   Participant loans receivable                            938,488       587,695
                                                       -----------   -----------
                                                        21,477,713    19,366,065
  At contract value
   Investment contracts                                  1,113,882       881,543
                                                       -----------   -----------
     Total investments                                  22,591,595    20,247,608

 Employer and participant contributions receivable         270,234       187,583
                                                       -----------   -----------
   Total assets                                         22,861,829    20,435,191

LIABILITIES

 Employer contribution received in advance                       -       200,000
                                                       -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $22,861,829   $20,235,191
                                                       ===========   ===========




The accompanying notes are an integral part of these statements.

                         KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 December 31,



                                                    1997             1996
                                                 -----------     ------------
Additions to net assets attributed to:
 Investment income
   Net appreciation of investments               $   115,985     $         -
   Interest and dividend income                      508,884         160,280
                                                 -----------     -----------
                                                     624,869         160,280
 Contributions
   Participant contributions                       3,151,384       2,509,568
   Employer contributions                          1,078,174         783,544
                                                 -----------     -----------
                                                   4,229,558       3,293,112
                                                 -----------     -----------
     Total additions                               4,854,427       3,453,392

Deductions from net assets attributed to:
 Net depreciation of investments                           -       2,145,246
 Benefits paid to participants                     2,133,891       2,180,438
 Administrative expenses                              93,898          97,980
                                                 -----------     -----------
     Total deductions                              2,227,789       4,423,664
                                                 -----------     -----------
     Net increase (decrease)                       2,626,638        (970,272)

Net assets available for plan benefits:
 Beginning of year                                20,235,191      21,205,463
                                                 -----------     -----------
 End of year                                     $22,861,829     $20,235,191
                                                 ===========     ===========




The accompanying notes are an integral part of these statements.

                         KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 1997 and 1996



NOTE A - DESCRIPTION OF PLAN

   The following brief description of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

 1.   GENERAL
      -------

 The Plan is a 401(k) savings and profit sharing plan which was adopted March 30, 1987 for officers and employees of Kent Electronics Corporation, Inc. and subsidiaries (the Company). The Plan is generally subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The purpose of the Plan is to allow participants to make elective contributions to be treated as deferred compensation for income tax purposes and for the Company to make elective contributions as a retirement vehicle for employees.

 2.   ELIGIBILITY
      -----------

 Participation in the Plan is voluntary. Membership in the Plan is available to all employees of the Company who have attained the age of 21 years and have completed six months of service.

 3.   TRUSTEE
      -------

 The Smith Barney Corporate Trust Company has been designated and appointed as Trustee of the Plan. The Trustee maintains all assets of the Plan in safekeeping.

 4.   EMPLOYEE ELECTIVE CONTRIBUTIONS
      -------------------------------

 Participants may contribute from 1% up to 12% of their earnings as elective contributions. The maximum amount of employee deferral contribution which may be made by a participant is subject to certain limitations.

 5.   EMPLOYER THRIFT MATCHING CONTRIBUTIONS
      --------------------------------------

 The Company shall contribute to the Plan's trust (as a thrift contribution) an amount equal to one hundred percent (100%) of the employee elective contribution up to a maximum of three percent (3%) of eligible compensation. Such contribution is invested in the Company's common stock. The maximum amount of employer matching contributions is subject to certain limitations.

                         KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1997 and 1996



NOTE A - DESCRIPTION OF PLAN - CONTINUED

 6.   EMPLOYER PROFIT SHARING CONTRIBUTIONS
      -------------------------------------

 The Company may contribute (from its net income or accumulated earnings and profit) to the Plan's trust such amount representing a profit sharing contribution, if any, as determined by the Board of Directors of the employer. Such contribution is invested in the Company's common stock. The maximum amount of employer profit sharing contributions is subject to certain limitations.

 7.   ALLOCATIONS
      -----------

 Each account that is in existence on the valuation date will be credited or charged with its pro rata portion of the income/loss of the Plan. Profit sharing contributions are to be allocated based upon the ratio of each participant's compensation to total compensation of all eligible participants.

 8.   VESTING SCHEDULE
      ----------------

 A participant's thrift matching and profit sharing accounts vested percentage will be determined in accordance with the following table:

          Years of Vesting Service             Vested Percentage
          ------------------------             -----------------

          Less than 2 years                             0%
                2 years                                40%
                3 years                                60%
                4 years                                80%
                5 years or more                       100%

 Participant contributions vest immediately.

 9.   BENEFITS
      --------

 The Plan provides for various benefits to participants who have fulfilled or met the following requirements:

 Normal Retirement - Participants of the Plan who retire on or after their normal retirement dates (the first day of the month on or after which the participant reaches normal retirement age of 65) will receive the full value of their account in accordance with terms set forth in the Plan.

                         KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1997 and 1996


NOTE A - DESCRIPTION OF PLAN - CONTINUED

 Early Retirement - Participants who are fifty-five (55) or more years of age, but who have not attained normal retirement date and who have completed five
 (5) years of participation in the Plan may retire and receive the full value of their account in accordance with terms as set forth in the Plan.

 Disability - If participants become totally and permanently disabled, they will be paid the full value of their account in accordance with terms as set forth in the Plan.

 Death - If participants in the Plan die, their beneficiary will be paid the full value of their account in accordance with terms as set forth in the Plan.

 Termination - If participants terminate their employment with the Company for any reason other than retirement, total and permanent disability, or death, they will be paid the vested value of their account in accordance with terms as set forth in the Plan.

 10.   FORFEITURES
       -----------

 Participant's forfeited amounts of employer thrift matching or profit sharing contributions due to termination are used to reduce subsequent employer contributions.

 11.   ADMINISTRATIVE EXPENSES
       -----------------------

 Administrative expenses are paid directly by the Plan.

 12.   TOP-HEAVY PLAN PROVISIONS
       -------------------------

 In the event the Plan should be Top-Heavy for any plan year, as defined by Internal Revenue Code Section 401(a), provisions are set forth in the Plan to remedy such condition.

 13.   PARTICIPANT LOANS RECEIVABLE
       ----------------------------

 Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one percent as of the beginning of the month in which the loan was made. Principal and interest is paid ratably through equal payroll deductions each pay period.

                         KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1997 and 1996



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

 1.   BASIS OF ACCOUNTING
      -------------------

 The accompanying financial statements are presented on the accrual basis of accounting.

 2.   VALUATION OF INVESTMENTS
      ------------------------

 Investments are stated at their fair market value, as determined by quoted market prices, except for investment contracts, which are valued at contract value (Note B.3).

 Unrealized appreciation or depreciation of fair market values of investments held at year end and gain or loss on sale of investments during the year are determined using the basis of the applicable investment at the beginning of the year or purchase price, if acquired during the year.

 3.   INVESTMENT CONTRACTS
      --------------------

 The Plan has invested in a fund, Capital Preservation Fund (named the GIC Income Fund 4 prior to 1997), made up of a portfolio of guaranteed investment contracts with insurance companies, having an average maturity between 2.5 to
 3.5 years. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the Trustee.

 4.   TERMINATION OF PLAN
      -------------------

 The Company expects to continue the Plan indefinitely, but reserves the right to change it from time to time, or to terminate it if necessary. A change or termination cannot take away a vested right to Plan benefits resulting from contributions made before the change or termination.

 5.   USE OF ESTIMATES
      ----------------

 In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          Kent Electronics Corporation
               TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                           December 31, 1997 and 1996

NOTE C - INVESTMENT OPTIONS

 Upon enrollment into the Plan, a participant may direct employee contributions into an investment in Kent Stock, any one of six mutual funds or a fund made up of a portfolio of guaranteed investment contracts with insurance companies.

 Following are the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits by separate optional investment fund program as of December 31, 1997 and 1996, and for the years then ended. Investments that represent 5% or more of the Plan's net assets are separately identified.

         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, BY FUND
                               December 31, 1997

                                          Kent
                                       Electronics        Capital        Investment       Growth        Euro Pacific
                                       Corporation     Preservation      Company of       Fund of          Growth
                                      Common Stock         Fund           America         America           Fund
                                       Investment       Investment       Investment      Investment      Investment
                                         Account          Account          Account         Account         Account
                                      ------------     ------------     -----------      ----------     ------------
ASSETS
 Investments:
   At fair value
     Cash equivalents                  $   177,250      $    8,088      $    6,824        $  6,722       $  3,170
     Corporate stocks                   15,528,758             -               -               -              -
     Mutual funds                              -               -         2,652,550         738,552        501,421
     Participant loans receivable              -               -               -               -              -
   At contract value
     Investment contracts                      -         1,113,882             -               -              -
                                       -----------      ----------      ----------        --------       --------
       Total investments                15,706,008       1,121,970       2,659,374         745,274        504,591

   Employer and participant con-
     tributions receivable                 193,130          14,004          21,978          14,523         11,063
                                       -----------      ----------      ----------        --------       --------
     Total assets                       15,899,138       1,135,974       2,681,352         759,797        515,654

LIABILITIES

  Employer contribution received in
    advance                                    -               -               -               -              -
                                       -----------      ----------      ----------        --------       --------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                        $15,899,138      $1,135,974      $2,681,352        $759,797       $515,654
                                       ===========      ==========      ==========        ========       ========

                                     Capital World         Bond            Income
                                       Growth &           Fund of          Fund of
                                        Income            America          America
                                      Investment        Investment       Investment      Participant
                                        Account           Account          Account          Loans             Total
                                     -------------      ----------       ---------       -----------        -----------
ASSETS
 Investments:
  At fair value
     Cash equivalents                   $    202         $    -           $ 12,717         $    -          $   214,973
     Corporate stocks                        -                -                 -               -           15,528,758
     Mutual funds                        432,075          180,179          290,717              -            4,795,494
     Participant loans receivable            -                -                -            938,488            938,488
  At contract value
     Investment contracts                    -                -                -                -            1,113,882
                                        --------         --------         --------         --------        -----------
       Total investments                 432,277          180,179          303,434          938,488         22,591,595

  Employer and participant con-
   tributions receivable                   8,028            3,288            4,220              -              270,234
                                        --------         --------         --------         --------        -----------
   Total assets                          440,305          183,467          307,654          938,488         22,861,829

LIABILITIES

 Employer contribution received in
  advance                                    -                -                -                -                  -
                                        --------         --------         --------         --------        -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                          $440,305         $183,467         $307,654         $938,488        $22,861,829
                                        ========         ========         ========         ========        ===========

                         KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1997 and 1996

NOTE C - INVESTMENT OPTIONS - CONTINUED

         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, BY FUND
                               December 31, 1996

                                             Kent
                                          Electronics                        Investment       Growth        Euro Pacific
                                          Corporation       GIC Income       Company of       Fund of          Growth
                                         Common Stock        Fund 4           America         America           Fund
                                          Investment        Investment       Investment      Investment      Investment
                                            Account           Account          Account         Account         Account
                                         ------------      ------------      ----------      ----------     -------------
ASSETS
 Investments:
   At fair value
     Cash equivalents                    $   288,387         $    -          $   39,845        $  6,138        $ 2,514
     Corporate stocks                     16,431,204              -                 -               -              -
     Mutual funds                                -                -           1,580,339         160,794         78,813
     Participant loans receivable                -                -                 -               -              -
   At contract value
     Investment contracts                        -            881,543               -               -              -
                                         -----------         --------        ----------        --------        -------
       Total investments                  16,719,591          881,543         1,620,184         166,932         81,327

   Employer and participant con-
     tributions receivable                   148,351           13,956            16,646           4,043          1,150
                                         -----------         --------        ----------        --------        -------
     Total assets                         16,867,942          895,499         1,636,830         170,975         82,477

LIABILITIES

  Employer contribution received in
    advance                                 (200,000)             -                 -               -              -
                                         -----------         --------        ----------        --------        -------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                          $16,667,942         $895,499        $1,636,830        $170,975        $82,477
                                         ===========         ========        ==========        ========        =======

                                     Capital World          Bond            Income
                                       Growth &            Fund of          Fund of
                                        Income             America          America
                                      Investment         Investment       Investment       Participant
                                        Account            Account          Account           Loans             Total
                                     -------------       ----------       ----------       -----------       -----------
ASSETS
 Investments:
   At fair value
     Cash equivalents                  $   678             $    85          $    85          $    -          $   337,732
     Corporate stocks                      -                   -                -                 -           16,431,204
     Mutual funds                       68,852              45,990           74,646               -            2,009,434
     Participant loans receivable          -                   -                -             587,695            587,695
   At contract value
     Investment contracts                  -                   -                -                 -              881,543
                                       -------             -------          -------          --------        -----------
       Total investments                69,530              46,075           74,731           587,695         20,247,608

   Employer and participant con-
     tributions receivable               1,125               1,236            1,076               -              187,583
                                       -------             -------          -------          --------        -----------
     Total assets                       70,655              47,311           75,807           587,695         20,435,191

LIABILITIES

  Employer contribution received in
    advance                                -                   -                -                 -             (200,000)
                                       -------             -------          -------          --------        -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                        $70,655             $47,311          $75,807          $587,695        $20,235,191
                                       =======             =======          =======          ========        ===========

                         KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1997 and 1996

NOTE C - INVESTMENT OPTIONS - CONTINUED

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, BY FUND
                               December 31, 1997

                                          Kent
                                       Electronics         Capital        Investment         Growth         Euro Pacific
                                       Corporation       Preservation      Company of        Fund of           Growth
                                      Common Stock           Fund           America          America            Fund
                                       Investment         Investment       Investment       Investment       Investment
                                         Account            Account          Account          Account          Account
                                      ------------       ------------     -----------       ----------      ------------
Additions added to net assets
 attributed to:
 Net appreciation (depreciation)
   of investments                     $  (213,618)        $   52,876       $  270,085       $ 19,151          $(21,982)
 Investment income
   Interest and dividend
     income                                 9,120                -            261,389         78,073            32,471
                                      -----------         ----------       ----------       --------          --------
                                         (204,498)            52,876          531,474         97,224            10,489
Contributions
   Participant contributions            1,903,143            183,958          357,975        297,955           153,512
   Employer contributions               1,078,174                -                -              -                 -
                                      -----------         ----------       ----------       --------          --------
                                        2,981,317            183,958          357,975        297,955           153,512
                                      -----------         ----------       ----------       --------          --------
    Total additions                     2,776,819            236,834          889,449        395,179           164,001

Deductions from net assets
 attributed to:
 Benefits paid to participants          1,780,611            120,989          142,946         12,991             4,970
 Administrative expenses                   79,812              3,657            7,631          1,196               632
                                      -----------         ----------       ----------       --------          --------
   Total deductions                     1,860,423            124,646          150,577         14,187             5,602
                                      -----------         ----------       ----------       --------          --------
  Net increase before inter-
   fund transfers                         916,396            112,188          738,872        380,992           158,399
 Interfund transfers                   (1,685,200)           128,287          305,650        207,830           274,778
                                      -----------         ----------       ----------       --------          --------
  Net increase (decrease)                (768,804)           240,475        1,044,522        588,822           433,177
Net assets available for plan
 benefits:
 Beginning of year                     16,667,942            895,499        1,636,830        170,975            82,477
                                      -----------         ----------       ----------       --------          --------
 End of year                          $15,899,138         $1,135,974       $2,681,352       $759,797          $515,654
                                      ===========         ==========       ==========       ========          ========

                                     Capital World          Bond            Income
                                       Growth &            Fund of          Fund of
                                        Income             America         America
                                      Investment         Investment       Investment       Participant
                                        Account            Account          Account           Loans            Total
                                     -------------       ----------       ----------       -----------       -----------
Additions added to net assets
 attributed to:
 Net appreciation (depreciation)
  of investments                       $   (316)          $  1,919         $  7,870         $    -           $   115,985
 Investment income
  Interest and dividend
   income                                32,527              7,560           31,770           55,974             508,884
                                       --------           --------         --------         --------         -----------
                                         32,211              9,479           39,640           55,974             624,869
Contributions
  Participant contributions             107,469             47,982           99,390              -             3,151,384
  Employer contributions                    -                  -                -                -             1,078,174
                                       --------           --------         --------         --------         -----------
                                        107,469             47,982           99,390              -             4,229,558
                                       --------           --------         --------         --------         -----------
   Total additions                      139,680             57,461          139,030           55,974           4,854,427

Deductions from net assets
 attributed to:
 Benefits paid to participants           21,005              1,881            3,981           44,517           2,133,891
 Administrative expenses                    377                163              430              -                93,898
                                       --------           --------         --------         --------         -----------
   Total deductions                      21,382              2,044            4,411           44,517           2,227,789
                                       --------           --------         --------         --------         -----------
  Net increase before inter-
   fund transfers                       118,298             55,417          134,619           11,457           2,626,638
 Interfund transfers                    251,352             80,739           97,228          339,336                 -
                                       --------           --------         --------         --------         -----------
  Net increase (decrease)               369,650            136,156          231,847          350,793           2,626,638
Net assets available for plan
 benefits:
 Beginning of year                       70,655             47,311           75,807          587,695          20,235,191
                                       --------           --------         --------         --------         -----------
 End of year                           $440,305           $183,467         $307,654         $938,488         $22,861,829
                                       ========           ========         ========         ========         ===========

                         KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1997 and 1996

NOTE C - INVESTMENT OPTIONS - CONTINUED

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, BY FUND
                               December 31, 1996

                                          Kent
                                        Electronics                         Investment        Growth          Euro Pacific
                                        Corporation       GIC Income        Company of        Fund of            Growth
                                       Common Stock         Fund 4           America          America             Fund
                                        Investment        Investment        Investment       Investment        Investment
                                          Account           Account           Account          Account           Account
                                       ------------      ------------       ----------       ----------       ------------
Additions added to net assets
 attributed to:
 Investment income
  Interest and dividend
   income                              $     4,381         $ 19,576         $   97,056         $  8,949          $ 2,231
Contributions
  Participant contributions              1,868,958          248,726            306,204           34,018           11,260
  Employer contributions                   783,544              -                  -                -                -
                                       -----------         --------         ----------         --------          -------
                                         2,652,502          248,726            306,204           34,018           11,260
                                       -----------         --------         ----------         --------          -------
   Total additions                       2,656,883          268,302            403,260           42,967           13,491

Deductions from net assets
 attributed to:
 Net depreciation (appreciation)
  of investments                         2,353,365          (20,407)          (159,497)         (13,511)          (4,422)
 Benefits paid to participants           1,941,539           92,895            107,904            1,274              373
 Administrative expenses                    86,151            4,126              7,033              167              123
                                       -----------         --------         ----------         --------          -------
   Total deductions                      4,381,055           76,614            (44,560)         (12,070)          (3,926)
                                       -----------         --------         ----------         --------          -------
  Net (decrease) increase
   before interfund transfers           (1,724,172)         191,688            447,820           55,037           17,417
 Interfund transfers                      (595,312)        (147,754)          (177,462)         115,938           65,060
                                       -----------         --------         ----------         --------          -------
  Net (decrease) increase               (2,319,484)          43,934            270,358          170,975           82,477
Net assets available for plan
 benefits:
 Beginning of year                      18,987,426          851,565          1,366,472              -                -
                                       -----------         --------         ----------         --------          -------
 End of year                           $16,667,942         $895,499         $1,636,830         $170,975          $82,477
                                       ===========         ========         ==========         ========          =======

                                       Capital World          Bond            Income
                                         Growth &            Fund of          Fund of
                                          Income             America          America
                                        Investment         Investment       Investment       Participant
                                          Account            Account          Account           Loans              Total
                                       -------------       ----------       ----------       -----------        -----------
Additions added to net assets
 attributed to:
 Investment income
  Interest and dividend
   income                                 $ 3,082           $ 1,310          $ 5,507          $ 18,188          $   160,280
Contributions
  Participant contributions                 5,017            29,954            5,431               -              2,509,568
  Employer contributions                      -                 -                -                 -                783,544
                                          -------           -------          -------          --------          -----------
                                            5,017            29,954            5,431               -              3,293,112
                                          -------           -------          -------          --------          -----------
   Total additions                          8,099            31,264           10,938            18,188            3,453,392

Deductions from net assets
 attributed to:
 Net depreciation (appreciation)
  of investments                           (6,433)           (1,253)          (2,596)              -              2,145,246
 Benefits paid to participants                 84                83              101            36,185            2,180,438
 Administrative expenses                      132               114              134               -                 97,980
                                          -------           -------          -------          --------          -----------
   Total deductions                        (6,217)           (1,056)          (2,361)           36,185            4,423,664
                                          -------           -------          -------          --------          -----------
  Net (decrease) increase
   before interfund transfers              14,316            32,320           13,299           (17,997)            (970,272)
 Interfund transfers                       56,339            14,991           62,508           605,692                  -
                                          -------           -------          -------          --------          -----------
  Net (decrease) increase                  70,655            47,311           75,807           587,695             (970,272)
Net assets available for plan
 benefits:
 Beginning of year                            -                 -                -                 -             21,205,463
                                          -------           -------          -------          --------          -----------
 End of year                              $70,655           $47,311          $75,807          $587,695          $20,235,191
                                          =======           =======          =======          ========          ===========

                         KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1997 and 1996



NOTE D - INSURANCE

 The Plan is categorized as a defined contribution plan under the Internal Revenue Code and, accordingly, the Plan is not insured by the Pension Benefit Guaranty Corporation.


NOTE E - INCOME TAX STATUS

 The Internal Revenue Service has determined and informed the Company by a letter dated September 28, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                            SUPPLEMENTAL SCHEDULES

                         Kent Electronics Corporation
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                          ASSETS HELD FOR INVESTMENT
                               December 31, 1997



                               Number of       Cost at          Current value
                                 units     December 31, 1997   December 31, 1997
                               ---------   -----------------   -----------------

Smith Barney Money Funds
    Cash Portfolio              214,973       $   214,973         $   214,973

Kent Electronics Corporation
    Common Stock                618,060         6,002,837          15,528,758

Capital Preservation Fund        80,204         1,048,851           1,113,882

Investment Company of America    93,896         2,120,670           2,652,550

Growth Fund of America           39,326           708,853             738,552

Euro Pacific Growth Fund         19,271           519,733             501,421

Capital World Growth & Income    17,629           429,356             432,075

Bond Fund of America             12,870           177,397             180,179

Income Fund of America           16,360           281,108             290,717

Participant Loans               938,488           938,488             938,488
                                              -----------         -----------

                                              $12,442,266         $22,591,595
                                              ===========         ===========

                         KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

                    TRANSACTIONS IN EXCESS OF FIVE PERCENT
                         OF FAIR VALUE OF PLAN ASSETS
                         Year ended December 31, 1997



                                 Purchase     Selling     Cost of       Net
     Identity          Shares     price        price       asset      gain/loss
     --------         ---------  ----------  ----------  ----------   ---------


Smith Barney Money
Funds Cash Portfolio

 Purchases
 (311 transactions)   5,490,239  $5,490,239  $      -     $      -    $   -

 Sales
 (293 transactions)   5,612,998         -     5,612,998    5,612,998      -

                                  SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        KENT ELECTRONICS CORPORATION
                                        TAX-DEFERRED SAVINGS AND
                                        RETIREMENT PLAN AND TRUST
                                        (Name of Plan)

Date: June 29, 1998                     /s/ Stephen J. Chapko
                                        --------------------------------
                                            Stephen J. Chapko
                                            Secretary of the Plan Administration
                                            Committee